20013955

SEC Mail Processing Section

AUG 06 2020

Washington DC 415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Visa Consultants, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 Valley View Drive
(No. and Street)

Los Osos (City) California (State) 93402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Richards (214)533-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vaughan de Kirby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Visa Consultants, LLC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Luis Obispo
Subscribed and sworn to (or affirmed) before me on this 27th day of July, 2020 by Vaughn De Kirby proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

TRACIE MITCHELL
Commission # 2280782
Notary Public - California
San Luis Obispo County
My Comm. Expires MAR.12,2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of Investment Visa Consultants, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Visa Consultants, LLC (the "Company") as of March 31, 2020, the related statements of income, changes in members' equity, cash flows for the fiscal year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
July 22, 2020

INVESTMENT VISA CONSULTANTS, LLC
Statement of Financial Condition
March 31, 2020

ASSETS	
Cash	$ 2,054,417
Accounts receivable	1,575,861
Total Assets	$ 3,630,278
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 75,486
Unearned revenue	2,640,360
Total liabilities	2,715,846
Members' Equity	914,432
Total Liabilities and Members' Equity	$ 3,630,278

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Income
For the Year Ended March 31, 2020

Revenues	
Fee Income	$ 453,359
Total Revenues	453,359
Operating Expenses	
Professional fees	108,515
Registered representative fees	23,689
Defined pension plan contribution	70,580
Insurance	34,574
Occupancy	24,000
Other operating expenses	24,293
Total Expenses	285,651
Net Income	$ 167,708

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Changes in Members' Equity
For the Year Ended March 31, 2020

Balance at March 31, 2019	$ 966,724
Capital contributions	-
Capital withdrawals	(220,000)
Net Income	167,708
Balance at March 31, 2020	$ 914,432

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Cash Flows
For the Year Ended March 31, 2020

Cash flows from operating activities	
Net income	$ 167,708
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in accounts payable and accrued expenses	70,580
(Increase) in accounts receivable	(787,000)
Increase (decrease) in unearned revenues	1,364,900
Net cash provided by (used in) operating activities	816,188
Cash flows from investing activities	-
Cash flows from financing activities	
Capital contributions (distributions)	(220,000)
Net cash provided by (used in) financing activities	(220,000)
Net change in cash	596,188
Cash, beginning of year	1,458,229
Cash, end of year	$ 2,054,417
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ -
Taxes	$ 800

The Accompanying Notes are an Integral Part of these Financial Statements.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Visa Consultants, LLC (the "Company") was organized in the State of Delaware on May 1, 2008. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), both commencing on August 21, 2014. The Company is a member of the Securities Investor Protection Corporation ("SIPC") and operates as a registered business in the state of California.

The Company's business is the private placement of securities relating to the U.S. Government's EB-5 Immigrant Investor Program.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company earns Fee Income from the private placement of EB-5 investments, which generally involve qualified investments in qualified real estate projects by qualified foreign citizens seeking to immigrate to the United States, all subject to criteria established by Federal legislation and regulations. The Company's private placement business requires these key operating activities among others: identify qualified foreign investors; market qualified real estate limited partnerships; perform intermediary services; and perform immigration consulting services.

The Company recognizes private placement Fee Income when the underlying transaction is completed, meaning: 1) the terms of its agreements with the investors and limited partnerships have been satisfied; and 2) formal approval has been obtained from the United States Citizenship and Immigration Services ("USCIS"), an agency of the U.S. Department of Homeland Security.

The Company's typical private placement is performed over five or more years. Fees of differing amounts are collected throughout this period in accordance with the specific agreement terms. The revenue recognition milestone referred to above is subject to variables that impact when it occurs during the process. The Company records Accounts receivable and Unearned revenue liability balances to properly state Fee income relative to cash flow.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

Fees are refundable as set forth in the Company's engagement agreements, generally related to USCIS denial of the investor's immigration application. As previously described in Note 1, USCIS approval is a critical requirement for revenue recognition. Although not formally restricted, the Company sets aside from general operating use fees collected pending revenue recognition criteria. At March 31, 2020, Cash of $1,658,360 represented such pending fees collected.

Accounts receivable

The Company states receivables at estimated net collectible value. No reserve for uncollectible accounts was considered necessary at March 31, 2020.

Taxes

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California Limited Liability Company tax, which is revenue-based.

Unearned revenue

Fees billed in advance of the revenue recognition threshold are recorded as Unearned revenue, amounting to $2,623,274 as of March 31, 2020.

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the Members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INCOME TAXES (CONTINUED)

The Company is required to file both Federal and State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of Federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. A provision of $800 is included in other operating expenses on the statement of income.

NOTE 3: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of March 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The United States Citizenship and Immigration Services EB-5 Investor Visa Program ("EB-5 Program") under which the Company conducts its business, is scheduled to expire on September 30, 2020. The EB-5 Program has previously been extended several times for relatively short periods, while Congress considers reform legislation. It is unknown whether the EB-5 Program will be extended as is, revised or ended.

NOTE 4: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2020 or during the year ended.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending March 31, 2020.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements because the Company's lease commitment does not meet the criteria for recognition.

NOTE 7: RELATED PARTY TRANSACTIONS

The company leases its office space on a month to month basis from an affiliate by common ownership. The occupancy expense amounted to $24,000 for the fiscal year ended March 31, 2020.

NOTE 8: DEFINED BENEFIT PENSION PLAN

During the 2019–2020 fiscal year, the Company was included in an affiliated company's defined benefit pension plan for the benefit of the employees eligible to participate therein and their beneficiaries effecting January 1, 2019. A trustee and sponsor, a related party under common control is appointed to manage the plan. The Company made contributions to the plan based on an allocated expense amounting to $70,580 for the fiscal year ended March 31, 2020.

NOTE 9: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2020, the Company had net capital of $320,571 which was $204,923 in excess of its required net capital of $115,648; and the Company's ratio of aggregate indebtedness ($1,733,846) to net capital was 5.4 to 1.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2020

NOTE 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $70,580 between the computation of net capital under SEC Rule 15c3-1 and the corresponding unaudited focus Part IIA.

Net capital per unaudited schedule	$391,151
Adjustments:	
Pension plan contribution	(70,580)
Net capital per audited statements	$320,571

Schedule I

INVESTMENT VISA CONSULTANTS, LLC
Supplemental Information Pursuant
to Rule 17a-5
March 31, 2020

Computation of Net Capital

Total members' equity qualified for net capital	$ 914,432
Deductions and /or charges:	
Non-allowable assets:	
Accounts receivable	(593,861)
Net capital	$ 320,571
Aggregate Indebtedness	$ 1,733,846
Computation of basic net capital requirement	
Minimum net capital required	$ 115,648
(greater of $5,000 or 6 2/3% of aggregate indebtedness)	
Net capital in excess of minimum requirement	$ 204,923
Ratio of aggregate indebtedness to net capital	5.4 to 1

There was a difference of $70,580 between the computation of net capital under Rule 15c3-1 computation shown here as of March 31, 2020 and the net capital as filed by Investment Visa Consultants, LLC on Form X-17A-5. See Note 10.

See Accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

INVESTMENT VISA CONSULTANTS, LLC
Supplemental Information Pursuant
to Rule 17a-5
March 31, 2020

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See Accompanying Report of Independent Registered Public Accounting Firm.

Investment Visa Consultants, LLC

Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended March 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of Investment Visa Consultants, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Investment Visa Consultants, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Visa Consultants, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Investment Visa Consultants, LLC stated that Investment Visa Consultants, LLC met the identified exemption provisions throughout the year ended March 31, 2020 without exception. Investment Visa Consultants, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Visa Consultants, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
July 22, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

INVESTMENT VISA CONSULTANTS, LLC

1521 Valley View St.
Los Osos, CA 93402

Assertions Regarding Exemption Provisions

We, as members of the management of Investment Visa Consultants, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the fiscal year ending March 31, 2020.

Investment Visa Consultants, LLC

By: Vaughan de Kirby

Vaughan de Kirby, President